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                           June 17, 2022

       David Seaburg
       Chief Executive Officer
       Stella Diagnostics, Inc.
       50 West Broadway, Suite 300
       Salt Lake City, Utah 84101

                                                        Re: Stella Diagnostics,
Inc.
                                                            Post Qualification
Amendment No. 1 to
                                                            Offering Circular
on Form 1-A
                                                            Filed June 15, 2022
                                                            File No. 024-11342

       Dear Mr. Seaburg:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Matthew McMurdo, Esq.